News Release

ZURICH®

Zurich expands in Norway and Denmark through two new branches of Zurich Insurance Ireland Limited

Zurich Financial Services
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8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

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Zurich, February 4, 2008 – Zurich Financial Services Group (Zurich) announced today that it will expand its services for corporate customers in Norway and Denmark through the establishment of two new branches of Zurich Insurance Ireland Limited (ZIIL), the main EU-wide risk carrier specializing in offering general insurance cover for cross-border risks in Europe. Headquartered in Dublin, Ireland, ZIIL today is also represented in Belgium, Finland, France, Italy, Sweden, the United Kingdom and the Netherlands. The two new branches are planned to become operational in the first quarter of 2008.

Geoff Riddell, Chief Executive Officer for Zurich Global Corporate, said, "The expansion of our ZIIL branch network reflects Zurich's commitment to profitably grow our European Corporate business in selected markets and broaden our General Insurance products and services offering in Europe."

Since 2002, Zurich has managed its Global Corporate business in Denmark and Norway through TrygVesta, which is one of the leading general insurance companies in Scandinavia. Based on the European legislation on Freedom of Services, Zurich began offering corporate insurance in Norway and Denmark through its Swedish ZIIL branch in 2006.

With the establishment of the two new branches, Zurich will initially focus on developing new business opportunities. The current network cooperation with TrygVesta will terminate at the end of 2008. Consequently, risks placed in the network in 2008 will be handled by the parties until the individual risk expires. Since policies are normally concluded within a one year term, risks will have expired by December 31, 2009 at the latest.

ZIIL's structure is in line with Zurich's strategy to create a more efficient and effective organization through a centrally coordinated and thus more efficient capital management approach. Under the EU Non-Life Insurance directives enabling the freedom to provide services, ZIIL is instrumental in supporting Zurich's profitable growth targets for its corporate business in selected markets. Through ZIIL's expanding branch network, it will continue to offer increased potential for substantial organic growth.

Note to the editors:

In the course of its repositioning in 2002, Zurich announced on May 30, 2002, that it had reached an agreement with Tryg Forsikring A/S and the Norwegian sister company, Vesta Forsikring AS (TrygVesta), for the transfer of a substantial part of its general insurance business in Denmark and Norway to TrygVesta.

A cooperation between Zurich and TrygVesta in the area of international and corporate customers formed an important part of the agreement. It foresaw that TrygVesta would service Zurich's international and corporate customers in Denmark and Norway. In addition, TrygVesta had the option to use Zurich's international network to service its international and corporate customers in those countries where Zurich, but not TrygVesta had a presence.

Zurich Insurance Ireland Limited (ZIIL) is an EU-wide risk carrier specializing in offering general insurance cover for cross-border risks in Europe. It also underwrites general insurance business in Ireland under the Eagle Star brand. Headquartered in Dublin, Ireland, ZIIL is a member of the Zurich Financial Services Group and is rated AA-/Stable by Standard & Poor's.

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

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